FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement 333-136709
September 11, 2006
Relating to Prospectus dated August 17, 2006

UPDATE REGARDING ABBREVIATED NEW DRUG APPLICATION OF AN
EXTENDED-RELEASE FORMULATION OF GUAIFENESIN
     On August 17, 2006, the issuer, Adams Respiratory Therapeutics, Inc., filed a Registration Statement on Form S-3, which included the Prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. References below to “we”, “us”, “our”, and “our company” are used in the manner described in the Prospectus.
     Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the information below together with all of the other information in the Prospectus, as well as other information we incorporate by reference into the Prospectus.
Background
     On August 17, 2006, we announced that a company had contacted us and claimed to have submitted an Abbreviated New Drug Application, or ANDA, to the U.S. Food and Drug Administration, or FDA, for a single-ingredient extended-release formulation of guaifenesin, which is the generic equivalent to our Mucinex SE (600 mg) and Humibid SE (1200 mg) products. The purpose of this free writing prospectus is to update our previous announcement regarding this ANDA filing, our previous disclosure regarding the ANDA approval process and the risks and uncertainties we face in connection with this ANDA filing and generic competition.
The ANDA Approval Process
     On August 18, 2006, United Research Laboratories & Mutual Pharmaceutical Company, or Mutual, announced that it had filed the ANDA. An applicant who files an ANDA must certify, with respect to each product referenced in its application: (i) that no patent exists in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations list, commonly known as the Orange Book, for the reference product; (ii) that the listed patents have expired; (iii) that the FDA may approve the application upon the date of expiration of the listed patents; or (iv) that the patents listed in the Orange Book for the reference product are invalid or that the marketing of the applicant’s product will not infringe such patents. If an applicant submits an application that includes a certification that a reference product’s patents are invalid or that the applicant’s products do not infringe, then the applicant must also provide notice to the owner of the reference product’s patent.
Mutual’s Certification
     On August 23, 2006, Mutual notified us of its assertion that its products do not infringe our patents that protect our bi-layer tablet products, which include Mucinex SE and Humibid SE, or alternatively that certain of our patent claims are not valid.
Our Course of Action
     We have requested, but not received from Mutual, data to evaluate their claims and, therefore, we lack the data for us to evaluate fully Mutual’s assertion that its products do not infringe our patents or that certain of our patent claims are not valid. Accordingly, we have not decided what course of action we will take in order to protect our intellectual property. We may accept Mutual’s assertion that its products do not infringe our patents or we may determine that its products do, in fact, infringe our patents.
     If we determine that Mutual’s products infringe our patents, we will vigorously defend our intellectual property rights. If we file a patent infringement lawsuit prior to October 6, 2006, the FDA will stay its approval of Mutual’s ANDA until the earlier of 30 months or a court’s determination that Mutual’s products do not infringe our patents or that certain of our patent claims are invalid. We cannot, however, predict whether we will file a patent infringement lawsuit, the duration of any resulting litigation or the stay in the FDA’s approval of Mutual’s ANDA, or whether we would prevail in any such lawsuit.
Bioequivalence
     In order for the FDA to approve Mutual’s ANDA, Mutual must demonstrate the bioequivalence of its products to Mucinex SE and Humibid SE and that such products are

“the same as” Mucinex SE and Humibid SE with regard to their conditions of use, active ingredients, route of administration, dosage form, strength, and labeling. Bioequivalence generally means that no significant difference exists in the rate and extent to which the active ingredients enter the bloodstream and become available at the site of drug action. Bioequivalence, however, does not mean that the products must be identical in all respects. Furthermore, the FDA has broad discretion to determine whether Mutual’s products meet its ANDA approval standards. Currently, we are unable to evaluate Mutual’s claim that its products meet such standards and we are unable to predict when or if the FDA will approve Mutual’s ANDA.
FDA’s Approval Standards
     In connection with the FDA’s approval of our Mucinex SE and Humibid SE NDAs, the FDA required that we meet rigorous scientific standards. We believe the FDA should apply these same rigorous scientific standards to Mutual’s products. There can be no assurance that the FDA will apply such stricter standards.
Effect on Us
     If the FDA approves Mutual’s ANDA, then we may lose our effective market exclusivity of Mucinex SE and Humibid SE and we may face stronger and more direct competition, which could negatively impact our business and operating results.
     Furthermore, the approval of a generic competitor to Mucinex SE and Humibid SE may encourage Mutual or others to file ANDAs covering products that compete with Mucinex D, Mucinex DM and other products that combine guaifenesin with other ingredients. As a result, we may face greater competition from more competitors across our line of extended-release guaifenesin products, which could have a material adverse impact on our revenues, profitability and cash flows.
     Adams has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Adams has filed with the Securities and Exchange Commission for more complete information about Adams and this offering. You may get these documents for free by visiting www.sec.gov. Alternatively, Adams will arrange to send you the prospectus if you request it by calling (908) 879-2428.